UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

4/F, Tower D, Building 15

No. 5 Jiangtai Road Chaoyang District, Beijing People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BEIJING, April 6, 2021 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”)(NASDAQ: KXIN) today announced that it has entered into a definitive securities purchase agreement (the “Purchase Agreement”) with Renren Inc., a 72% shareholder of the Company as of the date of this announcement (the “Purchaser”) on March 31, 2021 and completed the closing on the same date.

Pursuant to the Purchase Agreement, the Purchaser invested $6,000,000 in newly designated convertible preferred shares of the Company. The preferred shares are convertible into the Company’s ordinary shares at a conversion price of $3.00, subject to customary adjustments pursuant to the Purchase Agreement.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibits.

Number	Description
99.1	Securities Purchase Agreement, dated March 31, 2021, between Kaixin Auto Holdings and Renren Inc.
99.2	Kaixin Auto Holding Certificate of Designation of Series D Convertible Preferred Shares, dated March 31 , 2021
99.3	Unaudited pro forma combined financial information of the Company and Haitaoche Limited as of March 31, 2021

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: April 4, 2021	By:	/s/ Yi Yang
Name:Yi Yang
Title: Chief Financial Officer